EXHIBIT 21.1

List of Subsidiaries of the Registrant
Wholly-Owned Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization
Q2 Software, Inc.	Delaware
Indirect Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization	Ownership
Centrix Solutions, LLC	Nebraska	100% by Q2 Software, Inc.
SmartyPig, L.L.C.	Iowa	100% by Q2 Software, Inc.
Pingplot, L.L.C.	Delaware	100% by Q2 Software, Inc.